Via Facsimile and U.S. Mail
Mail Stop 6010

March 17, 2009

Paul B. Cleveland
Executive Vice President, Corporate Development
and Chief Financial Officer
Affymax, Inc.
4001 Miranda Avenue
Palo Alto, CA 94304

Re: Affymax, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 13, 2008
File Number: 001-33213

Dear Mr. Cleveland:

We have reviewed your March 9, 2009 response to our February 19, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like. Please identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Revenue Recognition, page 51

1.	Please refer to your response to comment one and address the following:

- Please provide us further support for your position that EITF 00-21 allows the re-evaluation of units of accounting upon a modification to the arrangement.
- Tell us why you believe a modification to an agreement that affects the term of an obligation is appropriately accounted for as a change in your revenue recognition policy. Normally this type of change is treated

> prospectively affecting only the term of revenue recognition with no change in the accounting model for the transaction. Explain how the contingency-adjusted revenue recognition method is applied and why you do not believe the method differs materially from the revenue recognition method prior to the modification.

- Tell us how you arrived at the amount of the cumulative effect adjustment.

11. Income Taxes, page 93

2. Please refer to your response to comment 2. Please revise your proposed disclosure to clarify that you elected to use the deferral method to reflect the up-front payments from Takeda for tax purposes. As indicated in IRS Revenue Procedure 2004-34 that you refer to in your response, please clarify if appropriate that the deferral method allows taxpayers to defer advanced payments to the next succeeding year to the extent that the advance payments are not recognized in revenues in the taxable year of receipt.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant